June 17, 2009

VIA USMAIL and FAX (561) 912- 8100

Mr. Anthony M. Puleo
Senior Vice President, Chief Financial Officer and Treasurer
Bluegreen Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

> **Re:**   **Bluegreen Corporation**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/16/2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on 4/15/09**
> **File No. 001-09292**

Dear Mr. Puleo:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

<u>Exhibits</u>

1. We note your response to our previous comment 8 that all Bluegreen/Big Cedar Vacations joint venture agreements have been included as exhibits to your periodic filings. It appears that for some of those agreements listed in the Exhibit

Index, you have not included a cross-reference to the report currently on file containing your joint venture agreements. In future filings, please revise your Exhibit Index to include a specific reference for all exhibits you have incorporated by reference.

Exhibit A – Compensation Discussion and Analysis

Cash Bonus

2. We note your proposed disclosure regarding cash bonus payments in response to previous comment 11. In your proposed language, you provide that a portion of the bonus is based upon satisfaction of pre-established divisional and Company-wide financial performance objectives, including earnings per share and field operating profit targets. Please revise your disclosure to quantify all financial performance objectives for each of your executives and also explain how the actual results achieved led to the bonuses awarded to each such officer.

Long-Term Equity Incentive Compensation

3. We note the proposed revised disclosure in response to our prior comment 12 and reissue that comment. Please provide an analysis of how each of the factors considered by the compensation committee impacted the amount of stock awards granted to each of the named executive officers in 2008. To the extent that the compensation committee used the data prepared by Johnson Associates, Inc. for benchmarking, please revise your disclosure to discuss where actual awards fall relative to the long-term compensation programs of the peer group.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson at (202) 551-3473 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant